UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 431

MINUTES No. 431: In the City of Buenos Aires, on March 8, 2019, at 03:00 pm, the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, María Carolina Sigwald, Maximiliano Fernández, Lucas Amado, Carlos Lorenzetti and Mariano García Mithieux held a meeting in the head office at Av. del Libertador 6363. Mr. Daniel Abelovich, Mr. Germán Wetzler Malbrán and Mr. Jorge Pardo attended the meeting, representing the Supervisory Committee. Furthermore, alternate Directors Mariano Batistella, attended the meeting, who joined the discussion at the Meeting, and Mr. Leandro Montero, the Company`s Director of Finance and Control and Mr. Sergio Cravero, partner in PwC, also attended the meeting in his capacity as Edenor S.A.`s external auditor.  The Meeting was chaired by the Chairman, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda as timely informed […]. Thereafter, the SIXTH ITEM of the Agenda was submitted to consideration: 6°) Call to General Ordinary Shareholders’ Meeting. Agenda. Board of Directors’ Proposal. The Chairman explained the need to call a General Ordinary Shareholders’ Meeting to consider the provisions under Section 234, Argentine Companies’ Law No. 19.550, as amended, in relation to the fiscal year ended December 31, 2018. After brief discussion, the Board unanimously RESOLVED TO: (i) call a General Ordinary Shareholders’ Meeting to be held on April 24, 2019 at 04:00 pm on first call and at 05:00 pm on second call; (ii) delegate upon the Board of Directors’ Secretary any proceedings required to publish the call in the Official Gazette and in a widely circulated newspaper, as well as any other communication, as required; and (iii) approve the call as follows:

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

C A L L

GENERAL ORDINARY SHAREHOLDERS’ MEETING

Class A, B and C shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) are called to the General Ordinary Shareholders’ Meeting to be held on April 24, 2019 at 04:00 pm. on first call and at 05:00 pm on second call, in the head office at Avenida del Libertador 6363, ground floor, City of Buenos Aires, in order to consider the following Agenda: 1°) Appointment of two shareholders to approve and sign the minutes; 2°) Consideration of the Annual Report and Corporate Governance Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Notes to the Financial Statements, Schedules and supplementary information, Informative Report and Information as required under BYMA´s Regulations and under CNV´s Rules, Reports of the Certifying Accountant and the Supervisory Committee. Consideration of the Board of Directors´ acts in connection with the purchase of treasury stock as of December 31, 2018. 3°) Allocation of profits for the fiscal year ended December 31, 2018. 4) Consideration of the Board of Directors’ performance during the fiscal year ended December 31, 2018. 5°) Consideration of the Company`s Supervisory Committee’s performance during the fiscal year ended December 31, 2018. 6°) Consideration of compensation payable to members of the Board of Directors for the fiscal year ended December 31, 2018. 7°) Consideration of compensation payable to members of the Supervisory Committee for the fiscal year ended December 31, 2018. 8°) Appointment of twelve (12) regular directors and twelve (12) alternate directors; seven (7) regular directors and seven (7) alternate directors holding Class A shares, five (5) regular directors and five (5) alternate directors holding Classes B and C shares, jointly. 9°) Appointment of three (3) regular members and three (3) alternate members of the Supervisory Committee, two (2) regular members and two (2) alternate members holding Class A shares and one (1) regular member and one (1) alternate member holding Classes B and C shares, jointly. 10°) Decision regarding the Certifying Accountant’s fees for the fiscal year ended December 31, 2018. 11°) Appointment of an Argentine Certified Public Accountant who shall certify the Financial Statements of the fiscal year commenced on January 1, 2019. Assessment of fees payable to the Certified Public Accountant. 12°) Consideration of the budget of the Audit Committee and the Board of Directors' Executive Board for 2019 fiscal year. 13°) Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations.

[…] There being no further issues to transact, the meeting was adjourned at 05:00 pm by the Chairman.

Undersigning attendees: Ricardo Torres, María Carolina Sigwald, Maximiliano Fernández, Mariano Batistella, Lucas Amado, Carlos Lorenzetti, Mariano García Mithieux, Daniel Abelovich, German Wetzler Malbrán y Jorge Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 29, 2019